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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-132215-02
Triad Automobile Receivables Trust 2006-C
(Exact name of issuing entity as specified in its charter)
Triad Financial Corporation
(Exact name of servicer as specified in its charter)

7711 Center Avenue Suite 100, Huntington Beach, California 92647
(714) 373-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 5.3409% Asset Backed Notes
Class A-2 5.40% Asset Backed Notes
Class A-3 5.26% Asset Backed Notes
Class A-4 5.31% Asset Backed Notes
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐

Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A-1 5.3409% Asset Backed Notes	13
Class A-2 5.40% Asset Backed Notes	26
Class A-3 5.26% Asset Backed Notes	19
Class A-4 5.31% Asset Backed Notes	38
Pursuant to the requirements of the Securities Exchange Act of 1934 Triad Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2007	By:	/s/ Mike L. Wilhelms
		Name:	Mike L. Wilhelms
		Title:	Sr. Vice President and CFO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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